UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into Material Definitive Agreements

Private Placement

On September 30, 2026, NFT Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 80,000,000 Class A Ordinary Shares of the Company, par value $0.04 per share (“Share”), at a price of $0.45 per Share, for an aggregate purchase price of approximately $36 million (the “Offering”). The net proceeds to the Company from such Offering shall be used by the Company for the development, operation and expansion of its NFT artwork trading platform business and its planned AI robotics project, working capital and general corporate purposes

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) NYSE American’s approval of the supplemental listing application for the Shares and (b) accuracy of the parties’ representations and warranties.

The form of the SPA is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2026

NFT LIMITED

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

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